Exhibit 99.1

NEWS RELEASE

Fortuna expands West African presence, forms exploration alliance in Guinea with DeSoto Resources

Vancouver, October 2, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to announce it has executed a binding Heads of Agreement (HOA) with DeSoto Resources Limited, an Australian-listed gold exploration company, to establish an exploration alliance and joint venture across the highly prospective Siguiri Basin in Guinea.

New Exploration Front

Paul Weedon, Senior Vice President of Exploration at Fortuna, commented, “Guinea’s Siguiri Basin has demonstrated potential to host multi-million-ounce gold deposits in a country with a long mining history. This agreement with DeSoto provides Fortuna with an excellent entry into this highly prospective region, alongside a highly qualified and experienced team with a proven track record of discovery across West Africa.”

Key Agreement Terms

•	The binding HOA establishes an exploration alliance to apply for and acquire new permits in identified areas of interest.

•	A new joint venture company (JVCo) will be formed, with a board of up to four directors, two from each party, with the majority partner holding a casting vote.

•	Project Generation Phase: A 36-month period focused on identifying “Go Projects”, meaning significant discoveries warranting further development.

•	Joint Venture Phase: Once a Go Project is agreed upon, JVCo will transition into a formal joint venture in which Fortuna will hold 70 percent and DeSoto will hold
30 percent, and Fortuna will solely fund exploration until the later of:

•	three years; or

•	US$12.5 million in cumulative expenditure across Go Projects.

About DeSoto Resources Limited

DeSoto Resources Limited is an Australian-listed gold exploration company focused on exploration and project generation in Guinea. DeSoto´s founders and management team have a demonstrated track record of success in West African exploration, including credit for the discovery of Predictive Discovery’s 5.4-million-ounce Bankan Gold Project.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements regarding the potential of Guinea’s Siguiri Basin to host multi-million-ounce gold deposits; the ability of JVCo to acquire new mining permits; statements pertaining to identification of Go Projects and the formation of a joint venture; and the Company’s business strategy, plans and outlook. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for gold, silver, and other metals; the timing and success of the Company’s proposed exploration programs; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labor, materials, supplies and services; fluctuations in currencies; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the financial year ended December 31, 2024. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to, expected trends in mineral prices and currency exchange rates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein.

Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements